UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
February 16, 2017

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Regeneron Pharmaceuticals Inc.

File No. 000-19034 - CF#34677

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       Regeneron Pharmaceuticals Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on February 9, 2017.

       Based on representations by Regeneron Pharmaceuticals Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

            Exhibit 10.35   through December 30, 2026

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

                    Brent J. Field
                    Secretary